December 30, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. John J. Nicola
Chief Financial Officer
3245 Richmond Terrace
Staten Island, New York 10303

Re:	K-Sea Transportation Partners LP
	Form 10-K for the year ended June 30, 2005
	Form 10-Q for the quarter ended September 30, 2005
	Commission file #: 001-31920

Dear Mr. Nicola:

We have reviewed your December 19, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Reports on Form 8-K dated October 28, 2004, January 28, 2005,
April
29, 2005 and August 4, 2005

1. We note from your response to comment 2 that you propose to reconcile the distributable cash flow measure to both net income and cash flow from operations. Note that we do not believe this is appropriate, since the measure should be reconciled only to the most comparable GAAP measure, which would be net income, if the measure is used as an operating performance measure, or cash flow from operations if a liquidity measure. To provide reconciliations to both, may confuse investors as to how the measure is used by management. In future filings, please clarify whether the measure is used as a measure of operating performance or liquidity and reconcile the measure to the most comparable GAAP measure. Also, please disclose why the measure is useful to investors and why management uses the measure. Also, clarify that the measure does not represent the amount of cash required to be distributed under the partnership agreement.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.


								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. John J. Nicola
K-Sea Transportation Partners LP
December 30, 2005
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